Exhibit 99.2

Franco Nevada

Consolidated Financial Statements

For the year ended December 31, 2010

Franco-Nevada Corporation

FIN

.9995
PLATINUM
1/2 OZ.

www.franco-nevada.com

FIN www.franco-nevada.com Consolidated Financial Statements For the year ended December 31, 2010 Franco-Nevada Corporation

Management’s Responsibility for Financial Information

The accompanying consolidated financial statements and all other financial information included in this report have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial statements are not precise since they include certain amounts based on estimates and judgements. When alternative methods exist, management has chosen those it deems most appropriate in the circumstances to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Franco-Nevada maintains adequate systems of internal accounting and administrative controls, consistent with reasonable costs. Such systems are designed to provide reasonable assurance that the Company’s assets are appropriately accounted for and adequately safeguarded, and that financial information is relevant and reliable.

The Board of Directors, through its Audit and Risk Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the audited consolidated financial statements and the accompanying management’s discussion and analysis of financial results.

The Audit and Risk Committee is composed of three non-management, independent directors and meets periodically with management and the independent auditors to review internal accounting controls, auditing matters and financial reporting issues, and to satisfy itself that all parties are properly discharging their responsibilities. The Audit and Risk Committee also reviews the consolidated financial statements, the management’s discussion and analysis of financial results, the independent auditor’s report and examines and approves the fees and expenses for audit services and considers and recommends to shareholders, the engagement or reappointment of the external auditors. The Audit and Risk Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited, on behalf of the shareholders, by the Company’s independent auditors, PricewaterhouseCoopers LLP, in accordance with Canadian generally accepted auditing standards. PricewaterhouseCoopers LLP have full and free access to the Audit and Risk Committee.

/s/ David Harquail	/s/ Sandip Rana
David Harquail	Sandip Rana
Chief Executive Officer	Chief Financial Officer

March 24, 2011

Independent Auditor’s Report

To the Shareholders of Franco-Nevada Corporation

We have audited the accompanying consolidated financial statements of Franco-Nevada Corporation, which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Franco-Nevada Corporation as at December 31, 2010 and 2009 and its results of operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

March 24, 2011

Franco-Nevada Corporation

Consolidated Balance Sheets

(in thousands of US dollars, except share amounts)

	December 31,	December 31,
	2010	2009
Assets
Cash and cash equivalents (Note 3)	$413,887	$122,649
Short-term investments (Note 4)	133,814	377,480
Receivables	47,386	26,789
Prepaid expenses and other	3,968	13,263
Current assets	599,055	540,181

Interests in mineral properties, net (Note 5)	1,055,688	958,160
Interests in oil & gas properties, net (Note 6)	371,411	390,540
Investments (Note 4)	182,131	106,575
Future income taxes (Note 11)	16,901	19,305
Other	8,442	6,130
Total assets	$2,233,628	$2,020,891

LIABILITIES
Accounts payable and accrued liabilities	$26,374	$9,481
Current liabilities	26,374	9,481
Future income taxes (Note 11)	105,154	81,142
Total liabilities	131,528	90,623

SHAREHOLDERS’ EQUITY (Note 12)
Common shares, unlimited common shares authorized without par value; issued and outstanding 114,528,108 common shares at December 31, 2010 (112,123,500 at December 31, 2009)	1,911,218	1,848,923
Contributed surplus	56,570	51,975
Retained earnings	70,451	38,135
Accumulated other comprehensive income (loss)	63,861	(8,765)
Total shareholders’ equity	2,102,100	1,930,268
Total liabilities and shareholders’ equity	$2,233,628	$2,020,891

Commitments (Note 15)
Subsequent Events (Note 16)

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Pierre Lassonde	/s/ Randall Oliphant
Pierre Lassonde	Randall Oliphant
Director	Director

Franco-Nevada Corporation

Consolidated Statements of Operations and Other Comprehensive Income

(in thousands of US dollars, except share amounts)

	For the Years Ended December 31,
	2010	2009
Revenue
Mineral royalties	$123,645	$96,251
Oil & gas royalties and working interests	35,796	27,730
Change in fair value - Palmarejo (Note 7(a))	71,351	73,412
Change in fair value - Other (Note 7(b))	2,319	1,570
Dividends	215	765
Total revenue	233,326	199,728

Costs and expenses
Costs of operations	8,005	6,637
General and administrative	10,364	10,381
Business development	2,510	2,243
Depreciation and depletion	92,612	88,945
Write-down on investments	1,481	239
Write-down on mineral interest	4,124	—
Stock-based compensation expense (Note 12(b))	5,548	4,150
Total costs and expenses	124,644	112,595

Operating income	108,682	87,133
Interest income	3,891	1,887
Interest expense and other	(2,263)	(1,137)
Gain (loss) on sale of investments	25,604	(146)
Other income	230	3,146
Foreign exchange gain (loss)	(28,038)	7,755
Income before income taxes	108,106	98,638
Income tax expense (Note 11)	(33,862)	(17,759)
Net income	$74,244	$80,879

Other comprehensive income:
Unrealized gain in market value of securities, net of income tax	$21,181	$21,474
Realized gain in market value of securities	(24,196)	—
Unrealized foreign exchange (loss), net of income tax	(7,587)	(40,992)
Realized foreign exchange (gain) loss	13,972	(7,755)
Currency translation adjustment	69,256	146,187
Total comprehensive income	$146,870	$199,793
Basic earnings per share (Note 13)	$0.65	$0.76
Diluted earnings per share (Note 13)	$0.64	$0.75
Basic weighted average shares outstanding (Note 13)	113,986	106,683
Diluted weighted average shares outstanding (Note 13)	115,118	107,799

See accompanying notes to consolidated financial statements

Franco-Nevada Corporation

Consolidated Statements of Cash Flows

(in thousands of US dollars, except share amounts)

	For the Years Ended December 31,
	2010	2009
Cash flows from operating activities
Net income	$74,244	$80,879
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and depletion	92,612	88,945
Write-down on mineral interests	4,124	—
Write-down on investments	1,481	239
Gain on sale of investments	(25,604)	—
Unrealized change in fair value - Palmarejo	(26,786)	(54,589)
Unrealized change in fair value - Other	(909)	(1,570)
Other non-cash items	1,053	69
Future income tax expense	5,326	10,918
Non-cash stock-based compensation expense	5,548	4,150
Unrealized foreign exchange (gain) loss	14,066	(432)
Changes in non-cash assets and liabilities:
Increase in receivables	(20,597)	(3,923)
(Increase) decrease in prepaid expenses and other	21,996	(2,589)
Increase in accounts payable and accrued liabilities	16,893	171
Net cash provided by operating activities	163,447	122,268

Cash flows from investing activities
Proceeds on sale of short-term investments	581,560	221,162
Purchase of short-term investments	(327,131)	(453,681)
Purchase of secured notes (Note 4)	(111,558)	—
Acquisition of interests in mineral properties	(46,902)	(130,871)
Acquisition of interests in oil & gas properties	—	(100)
Proceeds on sale of interests in oil & gas properties	931	—
Proceeds on sale of investments	71,713	3,022
Proceeds from call option	—	918
Purchase of investments	(10,575)	(2,181)
Purchase of oil & gas well equipment	(2,399)	(3,179)
Purchase of property and equipment	(64)	(23)
Acquisition of Moydow Mines International (Note 5(b))	1,881	—
Net cash (used in) provided by investing activities	157,456	(364,933)

Cash flows from financing activities
Net proceeds from issuance of common shares	—	313,285
Credit facility amendment costs	(1,640)	—
Payment of dividends	(33,301)	(28,232)
Proceeds from exercise of stock options	4,785	4,490
Net cash (used in) provided by financing activities	(30,156)	289,543
Effect of exchange rate changes on cash and cash equivalents	491	2,522
Net increase in cash and cash equivalents	291,238	49,400
Cash and cash equivalents at beginning of year	122,649	73,249
Cash and cash equivalents at end of year	$413,887	$122,649

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the year	$1,004	$500
Income taxes paid during the year	$24,877	$6,116

See accompanying notes to consolidated financial statements

Franco-Nevada Corporation

Consolidated Statements of Shareholders’ Equity

(in thousands of US dollars, except share amounts)

	2010	2009
Share capital
Balance, January 1	$1,848,923	$1,549,410
Issued upon acquisition of Moydow Mines International	44,909	—
Shares issued on Unit Offering and Over-Allotment exercise	—	293,799
Transfer from contributed surplus on exercise of special warrants	9,932	—
Exercise of stock options	4,785	4,490
Transfer from contributed surplus on exercise of stock options	2,669	1,224
Balance, December 31	$1,911,218	$1,848,923

	Number	Number
Share capital
Balance, January 1	112,123,500	100,300,000
Issuance of common shares upon acquisition of Moydow Mines International	1,733,993	—
Shares issued on Unit Offering and Over-Allotment exercise	—	11,500,000
Exercise of share purchase warrant	—	1
Exercise of Special Warrants	316,436	—
Exercise of stock options	354,179	323,499
Balance, December 31	114,528,108	112,123,500

Contributed surplus
Balance, January 1	$51,975	$26,380
Value of warrants on Unit Offering	—	22,669
Value of Moydow Mines International stock options	1,716	—
Value of special warrants	9,932	—
Recognition of non-cash compensation expense	5,548	4,150
Transfer to share capital on exercise of stock options	(2,669)	(1,224)
Transfer to share capital on exercise of special warrants	(9,932)	—
Balance, December 31	$56,570	$51,975

Retained earnings
Balance, January 1	$38,135	$(14,512)
Dividends declared	(41,928)	(28,232)
Net income for the year ended December 31,	74,244	80,879
Balance, December 31	$70,451	$38,135

Accumulated other comprehensive income (loss)
Balance, January 1	$(8,765)	$(127,679)
Other comprehensive income for the year ended December 31,	72,626	118,914
Balance, December 31	$63,861	$(8,765)

See accompanying notes to consolidated financial statements

Franco-Nevada Corporation

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009

(in thousands of US dollars, except share amounts)

Note 1 - Nature of Operations

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) was incorporated under the Canada Business Corporations Act on October 17, 2007, for the purpose of acquiring and developing a portfolio of resource royalties, streams, investments and other assets. The portfolio holds over 300 interests diversified over a range of commodities and by stage from exploration through to production.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation and Presentation

The consolidated financial statements include the accounts of Franco-Nevada and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are expressed in United States (“US”) dollars. References herein to C$ are to Canadian dollars.

Measurement Uncertainty

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires the Company to make estimates and assumptions that affect the carrying values of assets and liabilities, the disclosure of contingent assets and liabilities at each financial statement date and the reported amounts of revenue and expenses for each reporting period. The use of estimated resource prices and operators’ estimates of proven and probable reserves, production and production costs (including capital, operating and reclamation costs) related to the Company’s royalties and streams are subject to significant risks and uncertainties. These estimates affect depletion of the Company’s royalty and stream interests and the assessment of the recoverability of the carrying value of royalty and stream interests. The Company has two mineral interests which are classified as derivative assets and are recorded at fair value at each reporting date. The determination of fair value is based on a discounted cash flow model incorporating the current gold forward prices assumptions. The estimates and assumptions used in the fair value analysis are subject to significant risks and uncertainties. The Company’s future income tax assets include certain future tax benefits. The measurement of the Company’s future tax benefits are subject to estimates and assumptions.

As the estimation process is inherently uncertain, actual future outcomes could differ from our present estimates and assumptions, potentially having material future effects on our financial statements.

Translation of Foreign Currency

The reporting currency for the consolidated financial statements is the US dollar. Monetary and non-monetary assets and liabilities of the entities whose functional currency is not the US dollar are translated to US dollars at the exchange rate in effect on the date of the consolidated balance sheet with the resulting translation adjustments recorded in accumulated other comprehensive income (loss) as a separate component of shareholders’ equity. Income and expenses are translated at the average exchange rate during the reporting period.

Financial Instruments

The Company’s financial instruments consist of cash, cash equivalents, short-term investments, receivables, investments, accounts payable and accrued liabilities. The fair values of the Company’s financial instruments, except for available-for-sale investments, approximate their carrying amounts due to the short maturities of these instruments. As at December 31, 2010, cash equivalents consist of Canadian and US treasury bills and highly-liquid corporate bonds with maturities at the date of purchase of three months or less. As at December 31, 2010, cash was held in interest-bearing cash accounts with various financial institutions.

Available-for-Sale Investments

Cash equivalents and investments in securities that management does not have the intent to sell in the near term, and that have readily determinable fair values are classified as available-for-sale investments. Transaction costs associated with the acquisition of available-for-sale investments are directly attributable to the initial carrying value of the investment. Unrealized gains and losses on these securities are recorded in accumulated other comprehensive income (loss) as a separate component of shareholders’ equity, except that declines in market value that are judged to be other than temporary are recognized in determining net income. When securities are sold, the realized gains and losses on those securities are included in determining net income. When available-for-sale securities cannot be valued in reference to public markets, these securities are carried at cost.

Interests in Mineral and Oil & Gas Properties

Interests in mineral and oil & gas properties include acquired interests in production, development and exploration stage properties. Interests are recorded at cost and capitalized as tangible assets, unless such interests are considered to be a financial asset or a derivative instrument. As at December 31, 2010, two of the Company’s interests in mineral properties were classified as derivative instruments which are adjusted to their fair values at each balance sheet date. The Company’s remaining interests in mineral and oil & gas properties are all considered to be tangible assets.

Acquisition costs of production stage interests are depleted using the units of production method over the life of the property to which the interest relates, which is estimated using available estimates of proven and probable reserves specifically associated with the mineral properties or proved reserves specifically associated with the oil & gas properties.

Acquisition costs of development and exploration stage mineral interests are not depleted until such time as royalty-generating production begins. The Company may receive advanced minimum royalty payments prior to the commencement of production on some of its mineral and oil & gas properties. In these circumstances, the Company would record a depletion expense based on a units-of-production method, as described above, up to a maximum of the total of the advanced minimum royalty payment received.

Working Interests in Oil & Gas Properties

Working interests are accounted for using the full cost method of accounting. All costs of acquiring, exploring for and developing oil & gas reserves are capitalized. Such costs include land acquisition, geological and geophysical costs, carrying charges of unproven properties and the costs of drilling both productive and non-productive wells. For each oil & gas property in which the Company has a working interest, the Company bears its proportionate share of the gross costs based on information received from the operator.

Capitalized costs are accumulated on a country-by-country basis and are amortized and depleted using the units of production method, which is estimated using available estimates of proven reserves specifically associated with the oil & gas properties. Acquisition costs of development and exploration stage working interests are not depleted until such time as production begins.

Impairment of Long-lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances, which may include significant prolonged changes in commodity prices and publicly available information from operators of the producing assets, indicate that the related carrying value of an asset or group of assets may not be recoverable. The recoverability of royalty and stream interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty/stream interest property using estimates of proven and probable reserves. The Company evaluates the recoverability of the carrying value of royalty/stream interests in exploration stage mineral properties in the event of significant prolonged decreases in related commodity prices, and whenever new information regarding the mineral properties is obtained from the owner that could affect the future recoverability of the Company’s royalty/stream interests. Impairments in the carrying value of each property are measured and recorded to the extent that the carrying value of each property exceeds its estimated fair value, which is generally calculated using estimated undiscounted future cash flows.

Revenue Recognition

Royalty/stream and oil & gas working interest revenue is recognized when management can reliably estimate the receivable, pursuant to the terms of the royalty/stream and working interest agreements, and collection is reasonably assured. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates of royalty/stream and oil & gas working interest revenue and actual amounts are adjusted and recorded in the period that the actual amounts are known. Royalty/stream revenue received in kind is recognized based on the fair value on the date that title is transferred to the Company. Dividend income is recognized as the dividends are declared.

Cost of Operations

Cost of operations includes various mineral and oil & gas production taxes that are recognized with the related royalty revenues and the Company’s share of the gross costs and production taxes for the working interests in the oil & gas properties.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recorded at the estimated income tax rates payable for the current year. Future income tax assets and liabilities are recorded for temporary differences between the financial reporting basis of the Company’s liabilities and assets and the related income tax basis for such liabilities and assets. This method generates a net future income tax liability or net future income tax asset for the Company at the end of each period, which is measured by the substantially enacted statutory tax rates in effect when the timing differences are expected to reverse. The Company derives the future income tax expense or recovery by recording the change in the net future income tax liability or net future income tax asset balance for the year.

The Company’s future income tax assets include certain future tax benefits. The Company records a valuation allowance against any portion of future income tax assets when management believes, based on the weight of available evidence, it is more likely than not that a portion, or all, of the future income tax asset will not be realized.

Stock-based Compensation

Stock Options

The Company may issue stock-based compensation to directors, employees and external parties under the terms of its share compensation plan. The Company expenses the fair value of stock-based compensation over the applicable vesting period.

The Company applies the fair value method for incentive stock options granted to directors, officers and employees. The Company measures the fair value of these awards at the date of grant using the Black-Scholes option pricing valuation model. Compensation expense is recognized on a straight-line basis over the vesting period of the stock options. For stock options that are forfeited prior to vesting, the Company credits compensation expense in the period in which the forfeiture occurred. Any consideration paid upon the exercise of the stock options or purchase of shares is credited to share capital.

Deferred Share Units

Non-executive directors may choose to convert their directors’ fees into deferred share units (“DSUs”) under the terms of the Company’s deferred share unit plan (the “DSU Plan”). The Company may also award DSUs to non-executive directors under the DSU Plan as additional compensation. The fair value of DSUs at the time of conversion or award, as applicable, is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of conversion or award, as applicable. The fair value of the DSUs is marked to the quoted market price of the Company’s common shares at each reporting date.

Restricted Stock Units

The Company may grant both performance-based and time-based restricted share units (“RSUs”) to officers and employees under the terms of its share compensation plan. The Company determines the fair value of the RSUs once the likely outcome of the performance conditions associated with the performance-based awards can be estimated. For time-based awards, the Company determines the fair value of the RSUs at the date of grant using the Black-Scholes option pricing valuation model. Once the fair value has been determined, the Company expenses the fair value of the RSUs over the applicable vesting period.

Financing Charges

Costs associated with establishing debt facilities are deferred and amortized over the term of the debt facility.

Operating Segments

The Company manages its business under a single operating segment, consisting of resource sector royalty/stream acquisitions and management activities. All of the Company’s assets and revenues are attributable to this single operating segment.

Earnings per Share

Basic earnings per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each period. Diluted earnings per share reflects the effect of all potentially dilutive common share equivalents.

For the year ended December 31, 2010, 1,132,129 “in-the-money” stock options and RSUs were included in the diluted weighted average shares outstanding using the treasury stock method. Outstanding warrants amounting to 11,499,999 and 84,458 RSUs were not included in the diluted weighted average shares because either (i) the exercise price of the warrants exceeded the weighted average share price during the year ended December 31, 2010; or (ii) the necessary conditions for exercise and vesting had not been met as at December 31, 2010 for the RSUs.

Note 3 - Cash and Cash Equivalents

The Company considers investments with an original maturity of three months or less to be cash equivalents. At December 31, 2010, cash and cash equivalents were primarily held in Canadian and US denominated treasury bills, interest bearing cash deposits and highly-liquid corporate bonds. Cash equivalents have been recorded at fair value.

	2010	2009
Cash deposits	$23,434	$10,229
Term deposits	75,579	4,006
Treasury bills	195,576	28,944
Canadian federal and provincial government bonds	59,013	79,470
Corporate bonds	60,285	—
	$413,887	$122,649

During the year ended December 31, 2010, the US dollar weakened in relation to the Canadian dollar which resulted in unrealized foreign exchange losses of $8,614, net of income taxes of $405, being recognized in other comprehensive income upon the translation of US denominated cash equivalents and short-term investments held in the Canadian parent entity.

During the year ended December 31, 2009, the US dollar weakened relative to the Canadian dollar which resulted in unrealized foreign exchange losses of $20,789, net of income taxes of $788, being recognized in other comprehensive income upon the translation of US denominated cash equivalents and short-term investments held in the Canadian parent entity.

Note 4 - Investments

The following table summarizes the Company’s investments as at December 31, 2010 and 2009:

	2010	2009
Short-term investments:
Canadian dollar denominated treasury bills	$57,162	$241,294
US dollar denominated treasury bills	76,627	136,086
Certificate of deposit	25	100
Total short-term investments	$133,814	$377,480

Long-term investments:
Investment in Secured Notes in Gold Wheaton	$111,558	$—
Investment in Gold Wheaton	20,097	—
Investment in Falcondo	30,165	28,668
Newmont Exchangeable Shares	10,238	42,602
Other	10,073	35,305
	$182,131	$106,575

Short-term investments

The Company made investments in Canadian and US dollar denominated treasury bills and a certificate of deposit during the year ended December 31, 2010. These investments have been designated as available-for-sale and, as a result, have been recorded at fair value.

As at December 31, 2010, the market value of certain Canadian treasury bills decreased from the date of purchase and an unrealized loss of $1,160, net of income taxes of $5, was recognized in the statement of other comprehensive income. As at December 31, 2009, the market value of certain Canadian treasury bills decreased from the date of purchase and an unrealized loss of $635, net of income taxes of $113, was recognized in other comprehensive income.

During the year ended December 31, 2010, the Company sold certain corporate bonds and recognized a loss on sale of $1,646 (2009 - $592).

Gold Wheaton Gold Corp. Shares and Secured Notes

During the year ended December 31, 2010, the Company acquired approximately 2.4% of the outstanding shares of Gold Wheaton Gold Corp. (“Gold Wheaton”) and certain secured notes issued by Gold Wheaton.

As at December 31, 2010, the Canadian dollar market value of the Gold Wheaton shares increased from the date of purchase and an unrealized gain of $9,073, net of an income tax expense of $1,325, was recognized in other comprehensive income.

Newmont Exchangeable Shares

As at December 31, 2010, the Company held 166,310 shares of Newmont Mining Company of Canada Limited (the “Exchangeable Shares”). This investment has been designated as available-for-sale and, as a result, has been recorded at fair value.

During the year ended December 31, 2010, the Company sold 729,900 Exchangeable Shares for gross proceeds of $42,642 and recorded a gain on sale of $8,165 in the statement of operations and other comprehensive income.

As at December 31, 2010, the Canadian dollar market value of the Exchangeable Shares increased compared to the value at December 31, 2009 and an unrealized gain of $8,496 (2009 - $154), net of an income tax expense of $459 (2009 - income tax recovery of $273), was recognized in other comprehensive income.

Other

The Company owns equity interests in various publicly-listed companies which the Company purchased through the open market. These investments have been designated as available-for-sale securities and have been recorded at their fair values.

As at December 31, 2010, the market value of these investments increased compared to their values at December 31, 2009 and the Company recorded an unrealized gain of $4,772 (2009 - gain of $21,955), net of an income tax recovery of $1,853 (2009 - income tax expense of $2,708) in the statement of other comprehensive income.

During the year ended December 31, 2010, the Company disposed of certain investments and received gross proceeds of $29,071 and recorded a gain on sale of $19,085 for the year ended December 31, 2010 in the statement of operations and other comprehensive income.

During the year ended December 31, 2010, the fair value of certain of its investments experienced a decline which management assessed to be other than temporary and, as a result, a write-down of $1,481 (2009 - $239) has been included in the statement of operations and comprehensive income.

Note 5 - Interests in Mineral Properties

(a)          The following tables summarize the Company’s interests in mineral properties as at December 31, 2010 and 2009, respectively:

	December 31, 2010
	Cost/Carrying		Accumulated
	Value		Depletion	Net
Producing Interests
Goldstrike	$248,467		$(91,115)	$157,352
Stillwater	224,901		(19,960)	204,941
Palmarejo (1)	179,313		—	179,313
Gold Quarry	103,621		(18,510)	85,111
Other	220,458		(54,733)	165,725
	976,760	(2)	(184,318)	792,442
Development Stage Interests	227,567		—	227,567
Exploration Stage Interests	35,679		—	35,679
Total	$1,240,006		$(184,318)	$1,055,688

(1)          Palmarejo includes the minimum royalty fair value of $169,075 and the stream cost amount of $10,238.

(2)          Includes amount of $21,883 allocated to value beyond proven and probable reserves which will be included in the depletion calculation once mineralized material is converted into proven and probable reserves.

	December 31, 2009
			Accumulated
	Cost		Depletion	Net
Operating Interests
Goldstrike	$248,467		$(65,872)	$182,595
Stillwater	224,901		(14,847)	210,054
Palmarejo (1)	135,135		—	135,135
Gold Quarry	103,621		(9,391)	94,230
Other	184,406		(38,741)	145,665
	896,530	(2)	(128,851)	767,679
Development Stage Interests	160,075		—	160,075
Exploration Stage Interests	30,406		—	30,406
Total	$1,087,011		$(128,851)	$958,160

(1)          Palmarejo is recorded at fair value as discussed in Note 7(a).

(2)          Includes amount of $31,794 allocated to value beyond proven and probable reserves which will be included in the depletion calculation once mineralized material is converted into proven and probable reserves.

Goldstrike Complex

The Company owns numerous royalties covering portions of the Goldstrike complex (the “Goldstrike Complex”) located in Nevada. The Goldstrike Complex is comprised of: (i) the Betze-Post open pit mine; and (ii) the Meikle and Rodeo underground mines. Barrick Gold Corporation (“Barrick”) is the operator of each of these mines. The royalties within the Goldstrike Complex are made up of net smelter returns (“NSR”) royalties ranging from 2.0% to 4.0% and net profits interest (“NPI”) royalties ranging from 2.4% to 6.0%.

The NSR royalties are based upon gross production from the mine, reduced only by the ancillary costs of smelting, refining and transportation. The NPI royalties are calculated as proceeds less costs, where proceeds equal the number of ounces of gold produced from the royalty burdened claims multiplied by the spot price on the date gold is credited to Barrick’s account at the refinery, and costs include operating and capital costs.

Stillwater Complex

The Company owns a 5% NSR royalty covering the majority of the Stillwater mine and the entire East Boulder mine (collectively known as the “Stillwater Complex”) in Montana. The NSR is payable on all commercially recoverable metals produced from a substantial number of claims that cover the Stillwater Complex. The amount of the NSR royalty is reduced by permissible deductions and is calculated and payable monthly. The Stillwater Complex is operated by Stillwater Mining Company.

Palmarejo

On January 21, 2009, the Company acquired a 50% gold stream in the Palmarejo silver and gold project (the “Palmarejo Project”) in Mexico from Coeur d’Alene Mines Corporation. (See Note 7(a) - Derivative Assets).

Gold Quarry

The Company owns a 7.29% NSR royalty interest on the Gold Quarry royalty property (the “Gold Quarry Royalty Property”). The royalty is payable on the greater of a 7.29% NSR based on production or a minimum annual royalty payment obligation tied to reserves and stockpiles. The Gold Quarry Royalty Property covers a portion of the Gold Quarry operation which is an integrated part Newmont’s Carlin Trend Complex.

Other

During the year ended December 31, 2010, the Company wrote down the value of some of its exploration properties located in Canada, the United States and Australia by $4,124 to reflect the current fair value of these royalty interests. The holders of the exploration properties had either let the associated exploration licenses lapse or had relinquished certain exploration ground.

(b) Acquisitions

Gold Wheaton (See Note 16 - Subsequent Events)

On December 13, 2010, the Company announced that it and Gold Wheaton had agreed to a friendly business combination whereby Franco-Nevada would acquire Gold Wheaton. On January 5, 2011, Franco-Nevada and Gold Wheaton entered into a definitive arrangement agreement (the “Arrangement Agreement”) which provided for the purchase price as a combination of shares and cash. The consideration was valued at C$5.20 per Gold Wheaton common share based on the closing price of Franco-Nevada common shares on December 10, 2010, the day prior to the original announcement of the transaction.

The Arrangement Agreement provided Gold Wheaton shareholders (other than Franco-Nevada) with the option to elect to receive either (i) 0.1556 of a Franco-Nevada common share or (ii) C$5.20 cash, for each Gold Wheaton share, subject to caps and pro-ration.

On March 14, 2011, the transaction closed resulting in Franco-Nevada owning all the outstanding shares of Gold Wheaton.

Hager

On September 28, 2010, the Company acquired for $14 million an undivided 25% interest in a 3.5% to 7.0% sliding scale NSR royalty, adjusted by a producer-price indexed gold price, on all production from the northwestern portion of Barrick’s Bald Mountain mine in Nevada.

Agi Dagi

On September 27, 2010, Franco-Nevada acquired a 2% NSR royalty on the Agi Dagi property owned by Alamos Gold Inc. (“Alamos”) for $9 million. The Agi Dagi property is located in the Canakkale Province of northwestern Turkey. The overall project contemplates the mining of two separate areas, Agi Dagi and Kirazli, with the Company’s NSR covering the Agi Dagi deposit. Alamos has announced plans to commence open pit mining at Kirazli in the first quarter of 2013, followed by Agi Dagi in the first quarter of 2014.

Tonkin Springs

On September 7, 2010, the Company acquired two royalties on production from the Tonkin Springs project in Eureka County, Nevada from Precambrian Exploration, Inc. (“PEx”). The first royalty is a 2% NSR over a block of mining claims staked by PEx and reserved to PEx in a deed agreement with a predecessor of U.S. Gold Corporation (“U.S. Gold”). The second royalty is a 1% independent royalty over a contiguous block of Lyle Campbell claims, now included in U.S. Gold’s Tonkin Springs Project. The purchase price was $1.35 million.

White Pine Royalty

On June 29, 2010, the Company acquired an undivided 100% leasehold interest in certain unpatented mining claims situated in White Pine County, Nevada for $8.5 million. The interest acquired included all royalties, leasehold interests, subleases and agreements held by the seller. More specifically the royalty interest acquired is a 1% - 5% sliding scale overriding gross production royalty from the unpatented mining claims which are a portion of the Bald Mountain mine operated by Barrick.

Prosperity Gold Stream

On May 12, 2010, the Company announced that it had entered into an agreement to acquire from Taseko Mines Limited (“Taseko”) a gold stream on its Prosperity copper-gold project located in British Columbia (the “Taseko Agreement”). Franco-Nevada agreed to provide a $350 million deposit and certain warrant consideration for the construction of Prosperity when the project was fully permitted and financed. In consideration for the deposit, Franco-Nevada would acquire from Taseko gold equivalent to 22% of the gold produced at Prosperity. In addition, Franco-Nevada would pay Taseko the lower of $400 an ounce (subject to an inflation adjustment) or the prevailing market price for each ounce of gold delivered under the Taseko Agreement.

On November 2, 2010, the Federal Minister of Environment announced that Taseko has not been granted federal authorizations to proceed “as proposed” with the Prosperity mine project. On February 21, 2011, Taseko submitted a new project description for Prosperity with the Government of Canada that preserves Fish Lake. Franco-Nevada’s financing commitment remains available to Taseko provided the project is fully permitted and financed prior to May 2012.

Subika Royalty

On January 22, 2010, the Company completed a plan of arrangement involving the Company, one of its wholly-owned subsidiaries and Moydow Mines International Inc. (“Moydow”) pursuant to which the Company acquired all of the outstanding shares of Moydow. The acquisition of Moydow was accounted for as a purchase of assets.

Moydow held a 80% interest in a 2% NSR royalty on a portion of Newmont Mining Corporation’s Ahafo property in Ghana, known as Subika. In the fourth quarter of 2009, the Company acquired the 20% interest in the Ahafo royalty and upon closing of this plan of arrangement, the Company owns a 100% undivided interest in the 2% NSR.

In exchange for each Moydow share, Moydow shareholders received 0.02863 Franco-Nevada common shares. Moydow options, upon their exercise, will be exerciseable into Franco-Nevada common shares on the same basis as the exchange of Moydow shares for Franco-Nevada common shares. Upon closing of the plan of arrangement, the Company issued 1,733,993 common shares and reserved for issuance 94,470 common shares upon the exercise of Moydow options. To date, 90,177 Moydow options have been exercised resulting in 4,293 common shares remaining reserved for issuance.

The transaction was accounted for as a purchase of assets with the allocation of the purchase price as follows:

(in thousands of US dollars)

Purchase price:
Common shares issued	$44,909
Value of Moydow options	1,716
Transaction costs	332
Total purchase price	$46,957

Purchase Price Allocation:
Cash	$1,881
Other receivables	5
Interest in mineral properties	61,018
Accounts payable	(693)
Tax basis step up	(15,254)
$46,957

Note 6 - Interests in Oil & Gas Properties

The following tables summarize the Company’s interests in oil & gas properties as at December 31, 2010 and 2009, respectively:

	December 31, 2010
			Accumulated
	Cost		Depletion	Net
Operating Interests
Edson	$151,366		$(33,719)	$117,647
Weyburn/Midale	96,766		(32,445)	64,321
Other	87,532		(26,747)	60,785
	$335,664	(1)	$(92,911)	$242,753
Development Stage Interests	24,394		—	24,394
Exploration Stage Interests	104,264		—	104,264
Total	$464,322		$(92,911)	$371,411

(1)          Includes amount of $17,027 allocated to value beyond proved reserves which will be included in the depletion calculation once material is converted into proved reserves.

	December 31, 2009
			Accumulated
	Cost		Depletion	Net
Operating Interests
Edson	$143,854		$(18,885)	$124,969
Weyburn/Midale	91,964		(17,142)	74,822
Other	84,112		(15,635)	68,477
	319,930	(1)	(51,662)	268,268
Development Stage Interests	23,183		—	23,183
Exploration Stage Interests	99,089		—	99,089
Total	$442,202		$(51,662)	$390,540

(1)          Includes amount of $76,559 allocated to value beyond proved reserves which will be included in the depletion calculation once material is converted into proved reserves

Edson

The Edson Property is located in Alberta, Canada. The Company has a 15% overriding royalty in this property. The wells are operated by Canadian Natural Resources Ltd.

Weyburn

The Weyburn Unit is located in Saskatchewan, Canada and is operated by Cenovus Energy Inc. The Company holds a 1.11037% working interest and a 0.44% royalty interest in the Weyburn Unit. The Company takes product-in-kind for the working interest portion of this production and markets it through a third-party.

Midale

The Company holds a 1.594% working interest and a 1.1757% royalty interest in the Midale Unit. The Company takes product-in-kind for the working interest portion of this production and markets it through a third party.

Working Interests

As at December 31, 2010, the carrying values of the working interests associated with the Weyburn and Midale Units were $48,225 (2009 - $52,903) and $9,314 (2009 - $11,028), respectively.

As at December 31, 2010:

•      The Company did not capitalize any of its head office general and administrative costs; and

•                  Oil & gas working interest properties include no amounts in respect of properties which have been excluded from depletion calculations.

The weighted average oil and gas prices used in the ceiling test evaluation of the Company’s oil & gas reserves were:

Oil & Gas Liquids
$US/Bbl
2011	81.41
2012	81.68
2013	82.28
2014	83.23
2015	86.18
Average thereafter	95.34

Note 7 - Derivative Assets

(a) Palmarejo Gold Stream

On January 21, 2009, the Company acquired a 50% gold stream in the Palmarejo project from Coeur d’Alene Mines Corporation (“Coeur”) for a total cash consideration of $75,000 and contingent consideration of 316,436 special warrants.

The 50% interest in the gold produced from the Palmarejo Project is payable on the difference between the spot gold price and $400 (four hundred dollars) per ounce, increasing by 1% per annum after the fourth anniversary of closing. The Company is paid based on the greater of; (i) 50% of actual gold production; and (ii) a minimum amount. The minimum amount consists of 4,167 ounces per month until payments have been made on a total of 400,000 ounces (the “MA”), following which the Company will be paid based on 50% of actual gold production.

The cash consideration of $75,000 has been allocated entirely to the MA. The special warrants were exercisable, without additional consideration, into 316,436 Franco-Nevada common shares following the achievement by the Palmarejo Project of certain time-based completion tests. On September 22, 2010, 316,436 special warrants were exercised into 316,436 common shares of the Company. The common shares were valued at $9,932 based on a five-day weighted average price immediately preceding the exercise and the value of $9,932 was allocated to the Palmarejo stream.

Pursuant to GAAP, the Company has determined that the Palmarejo MA contract meets the definition of a derivative asset and, as such, must record the MA at its fair value at each balance sheet date with the resulting gain or loss included in total revenue in the statement of operations and other comprehensive income. As cash payments are received under this agreement, they are included with the change in the fair value of the MA at each balance sheet date in the statement of operations and other comprehensive income.

The MA is recorded at fair value which is determined using a discounted cash flow valuation model. At December 31, 2010, the valuation model was updated for the current gold forward curve prices and actual payments received by the Company under the MA during the year ended December 31, 2010, which resulted in a fair value gain of $26,786 for the year ended December 31, 2010. The fair value gain, along with stream receipts from Palmarejo of $44,565 during the year ended December 31, 2010, has been included in the consolidated statement of operations and other comprehensive income as “Change in fair value - Palmarejo”.

During the year ended December 31, 2010, the Company reallocated an amount of $12,709 to the Palmarejo mineral interest which relates to a refundable value added tax paid as part of the original acquisition of the interest.

Palmarejo Gold Stream	2010	2009
Stream receipts	$44,565	$18,823
Change in fair value - MA	26,786	54,589
Change in fair value - Palmarejo	$71,351	$73,412

(b) Other derivative assets

The Company holds another mineral interest with a minimum amount clause which is also recorded at fair value using a discounted cash flow valuation model. At December 31, 2010, the valuation model was updated for the current gold forward curve prices and actual payments received by the Company under the minimum amount during the year ended December 31, 2010, which resulted in a fair value gain of $909 for the year ended December 31, 2010. The fair value gain, along with revenue receipts from this royalty of $1,410 received during the year ended December 31, 2010 has been included in the consolidated statements of operations and other comprehensive income as “Change in fair value - Other”.

Other derivative mineral interest	2010	2009
Revenue receipts	$1,410	$—
Change in fair value - minimum amount	909	1,570
Change in fair value - Other	$2,319	$1,570

Note 8 - Financial Instruments

Fair value of financial instruments

Carrying values for primary financial instruments, including cash and cash equivalents, short-term investments, receivables, accounts payable and accrued liabilities, approximate their fair value due to their short-term maturities.

Derivative Instruments

The fair value of assets classified as derivative instruments are determined using present value technique models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity.

Fair Value of Derivative Instruments

At December 31, 2010	Balance Sheet Classification	Fair Value
Derivative Assets:
Royalty/stream interests	Interests in mineral properties	$175,563

The fair value hierarchy established by the CICA Section 3862 establishes three levels to classify the inputs to valuation techniques used to measure fair value and is harmonized with disclosure requirements included in US GAAP. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the assets or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets (liabilities) measured at fair value on a recurring basis as at December 31, 2010 include:

				Aggregate
	Level 1	Level 2	Level 3	Fair Value
Cash and cash equivalents	$—	$413,887	$—	$413,887
Short-term investments	—	133,814	—	133,814
Investments (1)	39,480	928	—	40,408
Interests in mineral properties, treated as derivative	—	—	175,563	175,563
	$39,480	$548,629	$175,563	$763,672

(1) Investments exclude $141,723 of investments which are recorded at cost or amortized cost.

The valuation techniques that are used to measure fair value are as follows:

a) Cash and cash equivalents

The fair value of cash and cash equivalents are classified within Level 2 of the fair value hierarchy because they are valued using quoted prices for similar assets or liabilities in active markets. Our cash equivalents are comprises of Canadian and US treasury bills, Canadian provincial and federal government bonds, and highly-liquid corporate bonds.

Short-term investments

The fair value of government and corporate bonds and treasury bills are determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing prices are quoted prices for similar assets or liabilities in active markets, and therefore government and corporate bonds and treasury bills are classified within Level 2 of the fair value hierarchy established by CICA Section 3862.

b) Investments

The fair value of investments is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing prices are a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

Investments include instruments which are not non-publicly traded, such as warrants. The fair value of these warrants is determined using a Black-Scholes option pricing valuation model using quoted market prices and market-corroborated inputs and therefore these investments are classified within Level 2 of the fair value hierarchy established by CICA Section 3862.

c) Royalty/stream interests treated as derivative assets

The fair value of royalty/stream interests is determined using a discounted cash-flow valuation model which uses the forward curve price of gold and management’s best estimate of an appropriate discount rate taking into account project specific risk factors which are re-assessed at each balance sheet date and therefore are classified within Level 3 of the fair value hierarchy established by CICA Section 3862.

The following table reconciles the Company’s Level 3 fair value measurements from December 31, 2009 to December 31, 2010:

Fair Value Measurement using Level 3 inputs

Royalty/Stream Interests Classified As Derivatives
Balance on December 31, 2009	$135,159
Gain included in net income	27,695
Refundable tax	12,709
Balance on December 31, 2010	$175,563

Fair Value of Financial Instruments

	2010		2009
	Carrying	Estimated	Carrying	Estimated
At December 31,	amount	fair value	amount	fair value
Financial assets
Cash and cash equivalents (1)	$413,887	$413,887	$122,649	$122,649
Short-term investments (1)	133,814	133,814	377,480	377,480
Receivables (1)	47,386	47,386	26,789	26,789
Investments (2)	40,408	40,408	106,575	106,575
	$635,495	$635,495	$633,493	$633,493
Financial liabilities
Accounts payable and accrued liabilities (1)	$26,374	$26,374	$9,481	$9,481
	$26,374	$26,374	$9,481	$9,481

(1)          Fair value approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

(2)          Investments exclude $141,723 (2009 - $30,101) of investments which are recorded at cost or amortized cost. Investments that have a quoted market price are carried at fair value.

Financial Risk Management

The Company is engaged in the business of acquiring, managing and creating resource royalties and streams. Royalties and streams are interests that provide the right to revenue or production from the various properties, after deducting specified costs, if any. These activities expose the Company to a variety of financial risks, which include direct exposure to commodity price risk, foreign exchange risk, interest rate risk, credit risk and liquidity risk. Some of the Company’s future acquisitions may be classified as derivative instruments depending on the nature of the royalty/stream agreement and deal structure. In addition, the Company invests the proceeds of its equity offerings and cash flow from operations in Canadian and US denominated treasury bills, interest bearing deposits and highly-liquid corporate bonds. These activities expose the Company to foreign exchange risk, interest rate and credit risk related to those financial assets.

The Company’s overall objective from a risk management perspective is to safeguard its assets and mitigate risk exposure by focusing on security rather than yield.

Commodity Price Risk

The Company’s royalties/streams are subject to risk from fluctuations in market prices of commodities. The Company does not manage any exposures to commodity price risk. To that end, the Company has not and does not intend to engage in hedging activities related to commodity prices.

Foreign Exchange Risk

The Company operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from balances and transactions denominated in foreign currencies. The Company is primarily exposed to currency fluctuations relative to the US dollar on balances and transactions that are denominated in Canadian dollars, Mexican pesos and Australian dollars. The Canadian dollar net proceeds from the Unit Offering discussed in Note 12(a) and cash flows from operations are invested in US and Canadian dollar denominated treasury bills and corporate bonds on a ratio of 39% to 59% and 2% in other currencies as at December 31, 2010. This serves to somewhat reduce the economic exposure to currency fluctuations on a consolidated basis.

During the year ended December 31, 2010, the US dollar weakened in relation to the Canadian dollar and upon the translation of the Company’s assets and liabilities held in Canada, the Company recorded a currency translation adjustment gain of $69,256 in other comprehensive income (2009 - $146,187).

Interest Rate Risk

The Company’s interest rate risk mainly arises from the interest rate impact on cash and cash equivalents. Using the interest rates for the currently-owned portfolio of short-term investments, should the Company’s cash balances continue to be invested in the same investments in which those proceeds are currently invested, the Company would realize interest income of approximately $250, or $0.00 per fully diluted common share, per year. Assuming a 0.5% increase or decrease in interest rates, net income would change by approximately $208 per year (assuming the Company’s cash balances continue to be invested in the same investments as currently exist).

As at December 31, 2010, the Company had no outstanding debt under its revolving credit facility (See Note 10 - Revolving Term Credit Facility).

Credit Risk

Credit risk relates to cash and cash equivalents, short-term investments, receivables and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions and as such does not have any significant concentration of credit risk. In addition, the Company’s cash equivalents and short-term investments are invested in fully guaranteed deposits or instruments insured by the United States or Canadian governments, such as treasury bills, and/or corporate bonds with the highest rating categories from either Moody’s or Standard & Poors.

As at December 31, 2010, the Company is unaware of any information which would cause it to believe that these financial assets are not fully recoverable.

Liquidity Risk

The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances, and may consider utilizing its revolving credit facility where appropriate. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

As at December 31, 2010, the Company held $547,701 in either cash, cash equivalents or highly-liquid investments (2009 - $500,129). All of the Company’s financial liabilities are due within one year.

Note 9 - Capital Risk Management

The Company’s primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company’s resource asset portfolio while ensuring capital protection. The Company’s asset portfolio provides an opportunity to capture value without the typical capital and operating costs associated with a natural resource operation, and without direct exposure to many of the risks faced by resource operators. Maintaining and managing a diversified, high-margin asset portfolio with low overheads provides the free cash flow required to fuel organic growth.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2010 compared to the prior year. The Company is not subject to material externally imposed material capital requirements.

As at December 31, 2010, the Company has cash, cash equivalents and available-for-sale short-term investments totaling $547,701 (2009 - $500,129), available-for-sale long-term investments totaling $182,131 (2009 - $106,575), of which $40,408 are held in liquid securities, together with an unused $175,000 revolving term credit facility, all of which are available for growing the asset portfolio and paying dividends.

Note 10 - Revolving Term Credit Facility

On January, 19, 2010, the Company amended its revolving credit facility (the “Amended Credit Facility”) which provides for the availability over a three-year period for up to $175,000, or the Canadian dollar equivalent, in borrowings. The Company has the option of requesting, during a period of time surrounding each anniversary date, an additional one-year extension of the maturity of the Amended Credit Facility. This request requires the approval of a majority of the lending syndicate.

Advances under the amended facility can be drawn as follows:

US dollars

•                  Base rate advances with interest payable monthly at the Bank of Montreal (“BMO”) base rate, plus between 1.25%  and 2.00%  per annum depending upon the Company’s leverage ratio; or

•                  LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR, plus between 2.25% and 3.00%  per annum, depending on the Company’s leverage ratio.

Canadian dollars

•                  Prime rate advances with interest payable monthly at the BMO prime rate, plus between 1.25%  and 2.00%  per annum, depending on the Company’s leverage ratio; or

•                  Bankers’ acceptances for a period of 30 to 180 days with a stamping fee calculated on the face amount between 2.25%  and 3.00%,  depending on the Company’s leverage ratio.

All loans are readily convertible into loans of other types, described above, on customary terms and upon provision of appropriate notice.

Borrowings under the Amended Credit Facility are guaranteed by the Company’s subsidiaries and the Company is required to maintain the security which is currently in place over certain of the Company’s assets. Such security is in the form of general security interests or floating charges, specific pledges, fixed charges or mortgages depending upon the nature and jurisdiction of individual assets being secured.

The Amended Credit Facility is subject to a standby fee of 0.5625% to 0.750% per annum, depending on the Company’s leverage ratio, even if no amounts are outstanding under the facility.

As at December 31, 2010, there were no amounts outstanding under the Amended Credit Facility and the prime and base rates in effect were 4.25% and 4.50%, respectively.

For the period ended December 31, 2010, the Company recognized debt issuance cost amortization expense of $1,258 (2009 - $638) and $1,004 (2009 - $500) of standby and administrative fees.

Note 11 - Income Taxes

Income taxes for the years ended December 31, 2010 and 2009 consist of the following:

	December 31,	December 31,
	2010	2009
Current income tax expense	$28,536	$6,841
Future income tax expense	5,326	10,918
Net income tax expense	$33,862	$17,759

A reconciliation of the provision for income tax taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statement of operations and comprehensive loss for the periods ended December 31, 2010 and 2009, are as follows:

	December 31,	December 31,
	2010	2009
Net income/(loss) before income taxes	$108,106	$98,638
Statutory tax rate	28.34%	29.79%
Tax (expense)/recovery at statutory rate	30,637	29,384
Reconciling items:
Differences in foreign statutory tax rates	4,344	309
Expenses not tax deductible	1,704	(642)
Income not taxable	(1,733)	—
Minimum tax credit	—	(4,284)
Resource depletion adjustment	—	(4,553)
Change in valuation allowance	—	(727)
Changes in current and future tax rates on timing differences	(905)	(2,890)
Foreign withholding tax	1,647	1,009
Other	(1,832)	153
Net income tax expense	$33,862	$17,759

The significant components of the Company’s future income tax assets and liabilities are as follows:

	December 31,	December 31,
	2010	2009
Future income tax asset
Interest in mineral properties	$16,901	$19,305
Total future income tax asset	$16,901	$19,305
Future income tax liabilities
Interests in mineral properties	$58,131	$30,541
Interests in oil & gas properties	56,211	58,427
Investments	473	5,286
Share issue and debt issue costs	(9,633)	(12,475)
Non-capital loss carry-forwards	(23)	(728)
Other	(5)	91
Net future income tax liabilities	$105,154	$81,142

The Company has Australian non-capital loss carry-forwards of $Nil (2009 - $1,050).

Note 12 - Shareholders’ Equity

a) Common Shares

On January 21, 2010, the Company issued 1,733,993 commons shares to shareholders of Moydow pursuant to the acquisition of the Subika royalty. (See Note 5(b) - Royalty Interests in Mineral Properties, Acquisitions).

On September 22, 2010, the Company issued 316,436 common shares upon the exercise of 316,436 special warrants issued pursuant to the acquisition of the Palmarejo stream. (See Note 7(a) - Derivative Assets).

On June 16, 2009, the Company completed a bought deal with a syndicate of underwriters for 10,000,000 units (the “2009 Units”) at C$32.20 per 2009 Unit (the “2009 Offering”). Each 2009 Unit consists of one common share and one half of one common share purchase warrants (the “2017 Warrant”). Each whole 2017 Warrant entitles the holder to purchase one common share at a price of C$75.00 at any time before June 16, 2017. In addition, the underwriters exercised an over-allotment option for the purchase of an additional 1,500,000 2009 Units. The net proceeds to the Company were $313,285 (C$354,875) after deducting underwriters’ commission and offering expenses of $13,615 (C$15,425). The Company has allocated the net proceeds of the offering between the common shares and the 2017 Warrants based upon their relative fair values on the closing date of the 2009 Offering with the 2017 Warrant being reflected in contributed surplus. The fair value of the 2017 Warrants was determined to be C$4.66 per whole 2017 Warrant based on the closing price of the 2017 Warrants on the TSX Stock Exchange on June 16, 2009, the first day of trading of the 2017 Warrants.

During the year ended December 31, 2010, the Company declared dividends representing C$0.30 per share (2009 - C$0.28 per share), or $41,928 (2009 - $28,232).

b) Stock-based Compensation

On November 12, 2007, the Company’s Board of Directors adopted a stock option plan, which was replaced by the Company’s share compensation plan covering both stock options and RSUs effective May 12, 2010 (the “Plan”). Pursuant to the Plan, the Company may grant incentive stock options to directors, officers, employees and consultants at the discretion of the Board of Directors. The exercise price and vesting period of any option is fixed by the Board of Directors on the date of grant.

The term of options is at the sole discretion of the Board of Directors but may not exceed ten years from the date of grant. Options expire on the earlier of the expiry date or the date of termination. Options are non-transferable. The options granted will be adjusted in the event of an amalgamation, rights offering, share consolidation or subdivision or other similar adjustments of the share capital of the Company.

The aggregate number of common shares that may be issued under the Plan is limited to 5,700,876 common shares. Within any one-year period, the number of common shares issued to any single insider participant under the Plan shall not exceed 5% of the common shares then issued and outstanding.

During the year ended December 31, 2010, the Company issued to employees 455,000 stock options (2009 - 105,000) at exercise prices ranging between C$31.39 and C$33.20 (2009 - C$27.62 and C$29.84) . These ten-year term options vest over three years in equal portions on the anniversary of the grant date.

The fair value of stock options granted during 2010 has been determined to be $5,799 (2009 - $1,206). The fair value of the options was calculated using the Black-Scholes option pricing model and utilized the following weighted average assumptions:

	2010	2009
Risk-free interest rate	2.53%	1.83%
Expected dividend yield	0.953%	0.951%
Expected price volatility of the Company’s common shares	54.52%	64.98%
Expected life of the option	4.0 years	4.0 years

and resulted in a weighted average fair value of C$13.12 per stock option (2009 - C$13.07 per stock option).

Option pricing models require the input of highly objective assumptions, including expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate and, therefore, option pricing models do not necessarily provide a reliable measure of the fair value of our stock options.

During the year ended December 31, 2010, an expense of $5,375 (2009 - $4,150) related to vested stock options has been included in the consolidated statement of operations and other comprehensive income. As at December 31, 2010, there is $6,810 (2009 - $5,097) of total unrecognized non-cash stock-based compensation expense relating to non-vested stock options granted under the Plan, which is expected to be recognized over a weighted average period of 1.7 years (2009 - 1.1 years).

Options to purchase common shares of the Company have been granted in accordance with the Plan and pursuant to other agreements (in the case of Moydow stock options) are as follows:

	December 31,			December 31,
	2010			2009
		Weighted			Weighted
		average exercise			average exercise
	Number	price		Number	price
Stock options outstanding, Beginning of year	2,666,501	C$	16.00	2,885,000	C$	15.20
Moydow stock options	94,470	C$	8.64	—		—
Granted	455,000	C$	31.48	105,000	C$	16.46
Exercised	(354,176)	C$	13.81	(323,499)	C$	15.34
Forfeited	(93,333)	C$	15.61	—		—
Stock options outstanding, end of the year	2,768,462	C$	18.59	2,666,501	C$	16.00
Exercisable stock options, end of the year	2,125,128	C$	15.59	1,384,501	C$	15.33

Options to purchase common shares outstanding at December 31, 2010, carry exercise prices and weighted average lives to maturity as follows:

				Weighted
		Options	Options	average life
Exercise price		outstanding	exercisable	(years)
C$	6.99	4,294	4,294	1.50
C$	15.20	1,972,500	1,972,500	6.98
C$	15.41	35,000	23,333	7.90
C$	15.61	65,000	—	7.01
C$	18.91	75,000	50,000	7.64
C$	19.22	6,668	6,668	7.08
C$	20.55	50,000	33,333	7.41
C$	27.62	50,000	16,667	9.01
C$	29.11	40,000	13,333	8.40
C$	29.84	15,000	5,000	8.42
C$	31.39	350,000	—	9.40
C$	31.45	85,000	—	9.72
C$	33.12	5,000	—	9.90
C$	33.20	15,000	—	9.99
		2,768,462	2,125,128	7.48

c) Share Purchase Warrants

Outstanding share purchase warrants, at December 31, 2010 and 2009, are as follows:

	December 31,	December 31,
	2010	2009
Warrants outstanding, beginning of year	11,499,999	5,750,000
Issued (See Note 12(a))	316,436	5,750,000
Exercised	(316,436)	(1)
Warrants outstanding, end of the year	11,499,999	11,499,999

Warrants have the following exercise prices and expiry dates: 5,749,999 have an exercise price of C$32.00 per warrant and expire on March 13, 2012; and 5,750,000 warrants have an exercise price of C$75.00 per warrant and expire on June 16, 2017. The special warrants were granted pursuant to the purchase of the Palmarejo gold stream and were exercisable into 316,436 common shares of the Company without any further consideration.

d) Deferred Share Unit Plan

Under the Company’s DSU Plan, non-executive directors may choose to convert all or a percentage of their directors’ fees into DSUs. The directors must elect to convert their fees prior to June 1 in each year. In addition, the Company may award DSUs to non-executive directors as compensation.

DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on common shares. Participants are not allowed to redeem their DSUs until retirement or termination of directorship. For DSUs that have been credited upon the conversion of directors’ fees, the DSUs vest immediately. The cash value of the DSUs at the time of redemption is equivalent to the market value of the Company’s common shares when redemption takes place.

During the year ended December 31, 2010, 4,568 DSUs were credited to directors under the DSU Plan (2009 - 5,779 DSUs) in connection with the conversion of directors’ fees. The value of the DSU liability as at December 31, 2010, was $495 (2009 - $274). The mark to market adjustment recorded for the year ended December 31, 2010, in respect of the DSU Plan, was $64 (2009 - $34).

e) Restricted Share Units

Under the Plan, employees and officers may be granted performance-based or time-based RSUs. When each RSU vests, the holder is entitled to one common share for no additional consideration. Performance-based RSUs vest at the end of a three year period following the achievement of certain performance criteria and target settlement will range from 0% to 100% of the value. Time-based RSUs vest over a three year period on the anniversary of the date of grant.

During the year ended December 31, 2010, 29,102 performance-based RSUs and 31,794 time-based RSUs (2009 - 47,215 performance-based RSUs) were awarded to officers of the Company. The fair value of the time-based RSUs granted during 2010 has been determined to be $1,011 (2009 - $Nil). The fair value of the RSUs was calculated using the Black-Scholes option pricing model and utilized the following weighted average assumptions; risk-free rate of 2.22%, volatility of 54.74%, dividend yield of 0.11% and 3 year expected life. Included in the Company’s stock-based compensation expense is an amount of $173 (2009 - $Nil) relating to these RSUs.

f) Outstanding Purchase Share Warrants, Incentive Stock Options, Special Warrants and Restricted Share Units

The following table sets out the maximum shares that would be outstanding if all of the share purchase warrants, incentive stock options and restricted share units, at December 31, 2010 and 2009, respectively, were exercised:

	December 31,	December 31,
	2010	2009
Common shares outstanding	114,528,108	112,123,500
Stock options	2,768,462	2,666,501
Warrants	11,499,999	11,499,999
Special Warrants	—	316,436
Restricted Share Units	101,539	47,215
	128,898,108	126,653,651

Note 13 - Earnings per Share (“EPS”)

	For the year ended December 31, 2010
	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Net income	74,244	113,986	$0.65
Effect of dilutive securities	—	1,132	(0.01)
Diluted EPS	74,244	115,118	$0.64

	For the period ended December 31, 2009
	Loss	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Net loss	80,879	106,683	$0.76
Effect of dilutive securities	—	1,116	(0.01)
Diluted EPS	80,879	107,799	$0.75

Options to purchase 455,000 shares, warrants to purchase 11,499,999 common shares and 84,458 RSUs were outstanding as at December 31, 2010, but were not included in the computation of diluted EPS due to the exercise prices of the options and warrants being greater than the weighted average price of the common shares for the year ended December 31, 2010 and due to the performance criteria for the vesting of the RSUs having not been measurable prior to December 31, 2010.

Options to purchase 55,000 shares, warrants to purchase 11,499,999 common shares, 316,436 Special Warrants and 47,215 RSUs were outstanding as at December 31, 2009, but were not included in the computation of diluted EPS due to the exercise prices of the options and warrants being greater than the weighted average price of the common shares for the year ended December 31, 2009 and due to the performance criteria for the vesting of the Special Warrants and RSUs having not been measurable prior to December 31, 2009.

Note 14 - Geographic Information

The following tables reflect geographic financial information:

	Year ended	Year ended
	December 31,	December 31,
	2010	2009
Revenue
United States	$104,539	$86,653
Mexico	71,351	73,412
Canada	49,233	37,000
Australia	8,203	2,663
Consolidated	$233,326	$199,728

Net income
United States	$30,599	$17,602
Mexico	35,574	52,324
Canada	5,825	9,362
Australia	2,246	1,591
Consolidated	$74,244	$80,879

For the year ended December 31, 2010, two mineral assets totaling $104,566, comprised 44.8% of Total Revenue across all geographic segments. During the year ended December 31, 2009, three mineral assets totaling $115,358, comprised 57.8% of Total Revenue across all geographic segments. Geographic revenues are segmented by the jurisdiction of the entity receiving the revenue.

	As at	As at
	December 31,	December 31,
	2010	2009
Interests in mineral properties, net
United States	$619,614	$645,365
Mexico	179,313	135,135
Canada	207,623	130,641
Australia	49,138	47,019
Consolidated	$1,055,688	$958,160

Total Assets
United States	$734,091	$710,543
Mexico	184,571	150,755
Canada	1,253,717	1,109,396
Australia	61,249	50,197
Consolidated	$2,233,628	$2,020,891

Interests in oil & gas properties of $371,411 (2009 - $390,540) and investments of $182,131 (2009 - $106,575) are held in Canada.

Note 15 - Commitments

Operating Leases

At December 31, 2010, the Company has future minimum annual operating lease commitments in connection with its leased office spaces and certain office equipment, as follows:

to December 31, 2011	$390
to December 31, 2012	352
to December 31, 2013	295

Credit Facility

Under the Amended Credit Facility the Company is required to pay a quarterly standby fee of 0.5625% to 0.750% of the unutilized portion of this facility. For the year ended December 31, 2010, standby fees of $1,004 (2009 - $500) were incurred and paid.

Note 16- Subsequent Events

a) Quadra FNX Mining Ltd.

On January 5, 2011, Franco-Nevada acquired 56,464,126 common shares of Gold Wheaton from Quadra FNX Mining Ltd. (“Quadra FNX”), representing approximately 34.5% of Gold Wheaton’s outstanding common shares, for C$4.65 per share. The consideration was paid 100% in cash. On March 21, 2011, as part of the acquisition of the remaining common shares of Gold Wheaton, Quadra FNX’s total consideration was topped up with cash such that the total consideration received by Quadra FNX was C$5.20 per share.

b) Gold Wheaton Acquisition

On March 14, 2011, the Company and Gold Wheaton completed a plan of arrangement pursuant to which Franco-Nevada has acquired all of the issued and outstanding shares of Gold Wheaton, that it did not already own and Gold Wheaton amalgamated with a wholly-owned subsidiary of the Company.

The Company issued 11,654,127 common shares and paid C$259.5 million in cash to shareholders of Gold Wheaton upon closing. In addition, the Company reserved for issuance an additional 6,857,448 common shares for the exercise of outstanding Gold Wheaton warrants and stock options.

The preliminary purchase price allocation is subject to change and is summarized as follows

(in thousands of US dollars):

Purchase Price:
Cash consideration, including Quadra FNX block	$566,811
Common shares issued	402,445
Purchase of Secured Notes	110,859
Warrants	47,466
Options	11,223
Common shares held in Gold Wheaton	8,971
$1,147,775
Net assets acquired:
Working capital	$143,652
Mineral interests	705,789
Note receivable	13,514
Investments	20,660
Unallocated purchase price	277,877
Current portion of long-term liabilities	(7,483)
Future income taxes	(6,234)
$1,147,775

c) Revolving Term Credit Facility

On March 11, 2011, the Company drew down C$160.0 million under its Amended Credit Facility to fund the acquisition of Gold Wheaton. The Company repaid the drawn amount plus accrued interest in two separate tranches on March 16, 2011 and March 17, 2011. The interest rate applicable was 4.25% per annum.